Filed by United Technologies Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Raytheon Company
Commission File No. 001-13699
Date:  June 21, 2019

 THOMSON REUTERS STREETEVENTS  EDITED TRANSCRIPT  UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air ShowEVENT DATE/TIME: JUNE 17, 2019 / 7:00AM GMT

JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

CORPORATE PARTICIPANTS

Akhil Johri *United Technologies Corporation - Executive VP & CFO*

Carroll Lane *United Technologies Corporation - VP of IR*

Gregory J. Hayes *United Technologies Corporation - Chairman, CEO & President*

Neil Mitchill *Pratt & Whitney Company, Inc. - CFO*

Patrick Allen *Collins Aerospace - CFO*

Paul Eremenko *United Technologies Corporation - Senior VP & CTO*

Robert F. Leduc *Pratt & Whitney Company, Inc. - President*

Robert K. Ortberg *United Technologies Corporation - CEO of Collins Aerospace*

CONFERENCE CALL PARTICIPANTS

Cai von Rumohr *Cowen and Company, LLC, Research Division - MD & Senior Research Analyst*

Carter Copeland *Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense*

Clifford F. Ransom *Ransom Research, Inc. - Founder and President*

Douglas Stuart Harned *Sanford C. Bernstein & Co., LLC., Research Division - SVP and Senior Analyst*

Jonathan Phaff Raviv *Citigroup Inc, Research Division - VP*

Joseph William DeNardi *Stifel, Nicolaus & Company, Incorporated, Research Division - MD & Airline Analyst*

Julian C.H. Mitchell *Barclays Bank PLC, Research Division - Research Analyst*

Myles Alexander Walton *UBS Investment Bank, Research Division - Research Analyst*

Nigel Edward Coe *Wolfe Research, LLC - MD & Senior Research Analyst*

Noah Poponak *Goldman Sachs Group Inc., Research Division - Equity Analyst*

Robert Alan Stallard *Vertical Research Partners, LLC - Partner*

Ronald Jay Epstein *BofA Merrill Lynch, Research Division - Industry Analyst*

Sheila Karin Kahyaoglu *Jefferies LLC, Research Division - Equity Analyst*

Steve Tusa *J.P. Morgan*

PRESENTATION

Unidentified Participant

Good morning. Welcome to the United Technologies 2019 Paris Air Show Investor and Analyst Meeting. This presentation is being carried live on the Internet and is being recorded for replay. Presentation materials are available for download at utc.com.

Please note the company will speak to results and expectations from continuing operations and adjusted for restructuring and other significant items except where otherwise noted. The company also reminds listeners that the presentation contains forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially from anticipated results. UTC's SEC filings, including its 10-Q and 10-K report, provide details on important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements.

     In addition, in connection with the merger, UTC will file with the SEC a registration statement which will include a prospectus of UTC and a joint proxy statement of UTC and Raytheon that will contain important information about UTC, Raytheon, the merger and related matters.It’s now my pleasure to introduce Greg Hayes, Chairman and CEO of United Technologies.Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President But I thought it was important today to focus really on the future of the UTC Aerospace business. And so you’re going to hear from Kelly. You’re going to hear from Bob. But first of all, you’re going to hear from Paul Eremenko. We don’t let Paul out much because he’s a Chief Technology Officer, and we’re afraid what he might tell people. But the fact is I think the story around technology that you’re going to hear from Paul goes to this whole story that Tom Kennedy just got done telling you. It’s about the technology. Paul Eremenko - United Technologies Corporation - Senior VP & CTOJUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

And now with Raytheon, we will augment this aerospace electronics capability with high-power RF systems, with focal plane array technology, which are really the crown jewels of the Raytheon technology portfolio; but also the world’s best large-scale, high assurance software and cybersecurity company with both defensive and offensive capability.Now all of these technology domains that I just mentioned to you, evolve at different speeds. And what you see on the plot, at the center of this plot, are technology curves. These are exponentials. And if you look at the time to double for traditional aerospace technologies, and I use engines as the example there, the doubling time is about 50 to 60 years. For electrical technologies, the time to double is about 5 to 8 years. And of course, for digital technologies such as electronics, it’s the famous Moore’s Law, it’s 18 to 24 months. And for software and cyberthreats, it’s even faster than that.And so we need a technology organization moving forward that can operate across all of these timescales and all of these technology domains. And we have some new constructs on how to do that, and I’ll share that in the course of my presentation.So from mechanical systems to electrical systems to digital systems, the combination is that much more powerful, and it enables the continuation of our journey to build the world’s best, most efficient and most innovative aerospace systems supplier. So let me give you some specific examples of what the addition of Raytheon technology base would bring to UTC.Together, the 2 companies would be a technology powerhouse that can address key challenges facing both our commercial and military customers. And the example I’ll give you is hypersonics. Hypersonics, as Tom mentioned, is defined as flying at 5 to 20x the speed of sound, Mach 5 to Mach 20 and just for reference, Mach 20 is about orbital velocity. And hypersonics is the Pentagon’s #1 technology priority today. And you might wonder, why is that? Seems kind of niche, seems kind of exotic. Well, the reason that it is the Pentagon’s #1 priority is that we are running out of stealth.Now if you look at the Pratt military engines business, we build engines for stealth airplanes. And that business could very well be disrupted because radar and infrared sensors are getting better faster and on a steeper learning curve than our ability to integrate new stealth technologies into platforms.So hypersonics is potentially the next stealth in terms of survivability and in terms of the lethality of future weapon systems. And the reason for that is because the enemy kill chain is just not fast enough to neutralize a hypersonic weapon traveling at those speeds.Raytheon Technologies, the merged company, will be a true powerhouse, a true leader in hypersonics. We bring together Raytheon’s capability in missiles, in seekers and payloads, and UTC’s expertise in exotic high-temperature materials, nickel-based alloys, silicon carbide-based composites. Thermo-management expertise, an advanced propulsion system such as turbine-based combined cycle engines. And what is a turbine-based combined cycle you might wonder? It’s an engine that can function like a turbojet at relatively low speeds and converts to either scram jet or rocket motor or an alternative thermodynamic cycle at hypersonic velocities to propel a hypersonic weapon. And you really can’t just do this with a supplier relationship or a joint venture.    JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

 There is a cardinal rule in engineering, and that is that the structure of the design team should mirror the architecture of the product. And hypersonic vehicles are as tightly integrated a product as you can possibly imagine. They are designed to operate at the edge of known physics. Every component is multifunctional. Everything couples, it is an extraordinary thermal problem. And that kind of design you cannot do across an arm’s-length contractual boundary where you have to have clearly defined interfaces between the components and the systems.Tightly integrated teams run faster. They are more agile. They don’t have to worry about IP or IT barriers. Information flows freely and quickly and rapid design iteration allows faster convergence towards a more optimal design.Let me give you another example. I’ll take this one from the commercial market space, next generation connected airspace. And what I’m talking about here is more than just air traffic control modernization. What I’m talking about is connecting terrestrial and airborne assets and creating a common operating picture of traffic and weather and the optimization of air traffic operation through the collective intelligence and automation across these assets. And this is a perfect technology match. Raytheon brings terrestrial radar for both traffic and weather surveillance. And it is one of the leaders today in air traffic control workstation automation.The United Technologies portfolio is in airborne radar. It’s in cockpit automation. And it of course brings the ARINC global network for connectivities between air and ground. And this has the potential to bring a step change in the efficiency of air traffic operations.Now later in -- actually just a few minutes, Kelly Ortberg is going to talk about Collins’ much more near-term plans for the connected aircraft and the connected ecosystem around that aircraft. And this is the next step beyond that. Neither company could do this alone. It requires fundamental innovation in how we distribute intelligence and decision-making between the air and the ground segment, how and where you deploy artificial intelligence, and I’ll talk a little more about that in a bit. And of course, the topic of cybersecurity. How do you secure this future vision for our civil aerospace?And again, this sort of innovation is next to impossible to create, to ferment across a supplier-partner relationship, because it requires the free exchange of ideas. It requires the commingling of intellectual property, and most importantly, it requires fundamental trade-offs between the core competencies, between the core capabilities of the 2 companies. So these are 2 examples of technology synergies that are enabled by Raytheon’s technology brought to the merger.Now let me change gears for a second, and let me give you 2 other examples of core UTC technology domains. Electrification and autonomy will be the 2 that I’ll talk about today. These are areas where we’re focusing investments, and where we’re making bets that are going to move the needle and sustain our innovation for growth platform in the medium and the long term. JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

Now talking for a second outside of propulsive applications. For directed energy weapons, there’s a very high probability that the sixth-gen fighter will have a requirement for a directed energy weapon system that will be -- that will have to be very tightly integrated with the engine. And there is a tremendous potential for Raytheon synergy there, because Raytheon is one of the premier developers of high-energy lasers, of high-power microwaves, and we, with our power system business and with our adaptive military engines can help make that a reality on an airborne platform.So bottom line is there’s lots of possible futures for electric aviation, and our strategy can’t be to pursue all of them in parallel. So our strategy instead is to position ourselves in a sweet spot that enables us to be the premier position supplier for all of these applications. Today, where we are in the lab is at about 0.5 megawatt system at 5 kilowatts per kilogram of power density. We’re looking to double that over the course of the next 2 years, and we’ve stood up an organization called UTAP UT Advanced Projects which is our skunk works. It’s a very lightweight organization that’s project-based, and brings together the capabilities across all of the different businesses within UTC, and in the future, potentially all of the different businesses in Raytheon technologies to do demonstrators. And the demonstrator that we’ve launched in this space is called Project 804, there’s a whole exhibit on it in our chalet at Le Bourget that you can see later today or tomorrow. And it is our flagship flight demo to position us for all of these potential features for electric aviation and demonstrate this 1 megawatt capability at 10 kilowatts per kilogram. In this space, we want to remain, because we already are, the supplier of choice. And we are an eager partner to all of the OEMs in this technology space to make hybrid electric and these applications of electrification a reality. In the somewhat longer term, autonomy is a real possibility. But that requires some fundamental breakthroughs in technologies. In particular, it requires us to develop the notion of certifiable artificial intelligence. The way that AI works today, and what you might be familiar with in self-driving cars or your Tesla autopilot is these are convolutional neural networks, deep neural networks. That get trained on immense data sets. But you    JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

   cannot explain or predict why the neural network will or will not do something next. And in some cases, those neural networks have unanticipated behaviors, and that is not acceptable in aviation.So the development of certifiable AI will require a fundamentally different approach to artificial intelligence if we’re going to put it in the cockpit. And this is an area where Raytheon can really help us accelerate, because Raytheon is a world leader in artificial intelligence and machine learning techniques. They were initially developed for automated target recognition, but they’ve taken them many, many steps beyond that today.Additionally, cybersecurity, I mentioned it already for the connected airspace. Cybersecurity, for any autonomy that can make decisions about the operation of the aircraft, is going to be absolutely paramount and again, is an area where Raytheon can enter the commercial aviation space and create tremendous value.With each step in the crew reduction journey to date, aviation safety has monotonically improved. And I think that this is both imperative in that it must happen in order for us to take these next steps in crew reduction, but it is also inevitable because it is a logical consequence of getting error-prone humans out of time-critical decision loops in the cockpit of the aircraft.So I’d like for you to walk away from my brief presentation today with 3 key takeaways. First, we are well on our way toward being the world’s best aerospace and defense system provider across mechanical, electrical, electronics, RF, software and cybertechnologies. There is a mouthwatering range of technology synergies between UTX and RTN that directly address top commercial and military customer challenges and customer needs. And lastly, we are focusing our R&D investments in a few key areas that we believe are strategic to our future that will really move the needle for the company and position us as a leader in the industry for many decades to come.So with that, I thank you for your attention, and I’d like to introduce Kelly Ortberg, who is the Chief Executive Officer of Collins Aerospace to the stage.Robert K. Ortberg - United Technologies Corporation - CEO of Collins Aerospace JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

About $26 billion in annual revenue, we spent a lot in R&D, big R&D business, $3.5 billion each year in R&D. That’s about 55% company funded, about 45% customer-funded R&D. We need that R&D to keep those 16,000 minds inventing new capability. And then the portfolio breadth, the diversity of the portfolios kind of in the pie charts, you’d see I think has been alluded to this morning, we also are about a 25%, a little over 25% defense, 75% commercial. Obviously with the Raytheon merger, that will allow us to expand the defense. One of my themes today, and I’ll talk a little bit more about it is, I think we’re underserving the defense market across our broad now Collins portfolio. I think there’s much more we can do, and I think Raytheon actually will help us do that. JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

If you look at our end markets, I’ll tell you, really good end market environment right now, probably the best I’ve seen in at least in the last decade, where both the commercial side and the military side. Tom talked a lot about the military budget environment. That’s great. It’s given us great opportunities. But we’re also seeing great performance in the commercial side, continued ramp-up of aircraft driving that. We’ve got a very, very large installed base. So that’s driving a really nice aftermarket for us going forward. And I kind of split the pie. That was the same chart on the -- or same sales split on the previous chart, just to show you that a good portion now of our commercial OEM business is actually buyer-furnished equipment. That is equipment that we sell to the airline. It actually gets delivered in-line with the brand-new aircraft but the channel is to the airline. So it also gives us a more channel diversity in the business going forward. You can see the other portfolios. This is where I say we’re underserved. Most of the businesses really have not focused heavily on the military market. And I think there are some great opportunities. And in fact, in many cases, the legacy businesses don’t have channels into the military market particularly international channels. So we’re now bringing that together and finding opportunities to pursue more international expansion. I think Tom Kennedy talked this morning about some attractiveness there in the market. Okay, look at our integration cost. This is what pays for the cost of the acquisition of Rockwell Collins. We came out of the chute guided at $500 million of synergies. As I mentioned, we’re off to a really good start. We’re ahead of plan. So I’ve committed now to $600 million of synergies. I think Greg outlined that in the Raytheon call. We’re well on track. I will tell you that I’m driving to an even higher number, and I think we’ll be able to achieve a higher number going forward.    JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

 The integration’s going very seamless. You can see the 3 categories in the bar chart of where those synergies come. About $150 million plus synergies this fiscal year growing to that $600 million in 2020. Most of them come through footprint, supply chain both direct and indirect supply chain and SG&A. And I would say the area that I’m pleasantly surprised where we’re seeing the upside in is in the supply chain. The supply chain savings that we’ve been able to achieve are exceeding what we thought going into the merger. So that’s really good. And I think actually bodes well for the Raytheon merger as well because we’ll be able to particularly in our electronics area look at some combined supply chain opportunities there. So I’m pretty excited about that. And then in terms of cross BU, and Paul talked about it really 3 areas. These are what I’m going to say the theme areas for us at the show here, but for more of the longer term synergies. And this has taken advantage of the digital and connected opportunity, more electric and integrated and autonomous and intelligent solutions.If you look at my customer base and this is a list of kind of their challenges, you may have more to add to the list. I can guarantee what you add to the list in terms of challenges create opportunities for us. And most of those opportunities have some component of delivering a more digital and connected solution, a more intelligent or integrated solution or a more autonomy and intelligence in the solution that we’re delivering. So those are the 4 focus areas, as Paul kind of outlined, where we think we’re going to create some 1 plus 1 equals way more than 2 for the organization. JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

And it’s the same theme as I think you heard from Raytheon as we expect our cash conversion to improve over time, so we’ll see cash even growing faster than our margin..    JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

   Jonathan Phaff Raviv - Citigroup Inc, Research Division - VPThank you. Jon Raviv with Citigroup. Kelly, you mentioned that you were underserving the defense market in the current setup. Can you talk about some of the organic opportunities you saw to more deeply penetrate defense? And also relate that to sort of what’s you’re hearing from the customer, what they want in terms of IP and investment decisions on industries part.Robert K. Ortberg - United Technologies Corporation - CEO of Collins AerospaceYes. So I would say that the reason I said we’re underserved is you look at about that 25% split and it’s mostly in Phil Jasper’s portfolio in Mission Systems. And I think I would say they really do focus on that. But some of our other portfolios, it’s almost an afterthought in terms of pursuing the programs.The other thing I would say, you heard Tom Kennedy talk about these transformational program opportunities. We’re playing kind of at a niche level, either product capability or small subsystems capability. And I think with the Raytheon merger, I think it’s going to be a much better opportunity for us to bring our full capability into these bigger transformational programs rather than a radio here or a nav solution there. So those are the things that we’re doing. JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

Ronald Jay Epstein - *BofA Merrill Lynch, Research Division - Industry Analyst*

And then if I may. How does being RTX changed that strategy on how you would bid?

Robert K. Ortberg - *United Technologies Corporation - CEO of Collins Aerospace*

I don't know on NMA to be honest with you. It depends on the timing. If the NMA is -- in this next year, we won't even have closed. So I don't think it changes the dynamics there. I can't -- I haven't thought about that, Ron, but off the top of my head, I can't see any change.

Carroll Lane - *United Technologies Corporation - VP of IR*

Okay. We'll do one more and go to Myles.

Myles Alexander Walton - *UBS Investment Bank, Research Division - Research Analyst*

Kelly, as I look at your business, you put up these 6 SBUs, the biggest one, the $3 billion or $4 billion of defense actually you're going to put over to RTX or one of the 2 the segments that's being formed on the defense side. So the afterthought comment you made about your defense business becomes more of an afterthought with 15% exposure or was it 25%. How do you avoid -- you're talking about the capitalization of that opportunity, how do you avoid actually the opposite taking place?

And then sorry, one other one. On the synergy side, if you can leverage more the synergies inside of your segment, aren't you in a position to retain those as opposed to giving back to the customers from this deal?

Robert K. Ortberg - *United Technologies Corporation - CEO of Collins Aerospace*

Well, on the synergy side, Phil's business has a military pricing as well. So some of the -- it depends on where the synergy is, whether it's a commercial product that we're selling to the military or we're selling on military terms. So we actually have to share some of the Collins-UTX synergies with the government when we're doing that.

Your first question is a good one. I don't have an answer for that. That's what we're going to be doing between now and the close. Just like we did on the Rockwell-UTC merger, we spent a lot of time figuring out how do we do that. We know there's a lot of value in combining those capabilities, but how do we do that, that optimizes that. And I don't think we -- you can't have that all figured out pre-close. So we're going to work on that.

Gregory J. Hayes - *United Technologies Corporation - Chairman, CEO & President*

One of the things that we talked about is you can't really pull the missions system business out of Cedar Rapids and just move it into Raytheon. There's the -- there's joint technology, there's joint manufacturing. The fact is, what we're really concerned about is from a go-to-market standpoint,

 Client Id: 77    how do you get the capabilities of the mission systems business that Kelly has with the complementary business that Raytheon has. So this is really kind of more at the very high level go-to-market as opposed to physically moving a bunch of people from Cedar Rapids to another location or they’re giving big synergies.Also, you can keep in mind on the synergies side, we’ve taken a pretty conservative view on Raytheon. A big chunk of what Raytheon does is commercial priced, all the foreign military sales. A big chunk of what Kelly does on the mission system business is commercial priced, it’s all FAR part 12, if I’m right.So while -- looks like it’s a big chunk to go back, I think it’s a very conservative outlook in terms of how much synergy capture the customer is ultimately going to get. Now eventually, as you renegotiate all these things long-term they’ll pick up their fair share. But initially most of the synergies because of the nature of fixed-price contracts, commercial prices will accrue back to you to the combined companies.Robert K. Ortberg - United Technologies Corporation - CEO of Collins AerospaceThe only other point I’d add to that comment, Myles, is that you know, we’ve been very, very good, I think the market leader, in figuring out how to sell to the DoD at commercial terms. And I think we can help the Raytheon organization in terms of that as well, so that’ll be one of our key objectives. I know what our core competencies are in these areas and we’re not going to damage any of those with the merger.Okay. Well with that, thanks, everybody. That was a good set of questions. And let me introduce my colleague, the Head of Pratt & Whitney, Bob Leduc, he’s going to give an overview of the Pratt business. Thank you.      JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

   JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air ShowPRESENTATION Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President We’re going to continue to innovate. We’re going to continue to invest in R&D. I hope you get -- you took that away from Tom’s presentation, this is all about investing for the next generation of aircraft, especially as Paul laid out, the opportunities are almost endless with our portfolio.Cost reduction, that’s what we do. Bob talked about it. Kelly talked about it. We talk about it all the time and it’s always going to be a part of the UTC DNA.And lastly, disciplined capital allocation. I think you can see -- I know there was a lot of groaning when we bought Rockwell Collins. There was a lot of people who said, “Oh, you overpaid. Bad deal.” They said the same thing when we did Goodrich back in 2013. I would tell you, Kelly and team have done a great job on integration. We’re going to see over $600 million of synergies from that business. We know how to do these big acquisitions.At the same time, I would tell you we’re really pretty much done with big acquisitions. It will be about returning cash to shareowners in the next 3 to 5 years, not about again expanding my empire, as Ron said.So again, I think we’ve got a great future. We’ve got a great future as UTC. We have an even better future as Raytheon Technologies.

JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

Clifford F. Ransom - *Ransom Research, Inc. - Founder and President*

And then the second question would be, I've spent a lot of time on your ACE program, your lean program, and I'm fortunate to have a similar insight into Raytheon. How do you see those 2 systems inter-meshing? Who's ahead? Who's behind? What are you going to learn from them? What are they going to learn from you?

Gregory J. Hayes - *United Technologies Corporation - Chairman, CEO & President*

Yes. I think, Cliff, that's still part of the discovery that we're going to have in these next 9 months as we complete the acquisition. And Tom has talked a lot about lean, about Six Sigma. I think our program is perhaps more comprehensive than what Raytheon has from an overall quality system, process system. Again, we've been able to, and I think Kelly could attest to this, as we put ACE into the Rockwell Collins legacy business, we've seen some benefits from that. And I suspect we'll see the same type of benefits as we move this into the Raytheon manufacturing systems.

Carroll Lane - *United Technologies Corporation - VP of IR*

Noah?

Noah Poponak - *Goldman Sachs Group Inc., Research Division - Equity Analyst*

Greg, I think there might be some people in the marketplace that would argue that, that Pratt presentation was the case for not doing a large deal. And recognizing the point you just made on pushback to Goodrich, pushback to Collins, which is a fair point. How did you think about just the simplification of the investment thesis where you've maybe diluted out some of the big change in the financials you'll have at Pratt?

And then secondarily, another question that we're getting is how you thought about timing vis-á-vis you're doing a breakup which is sort of stating that you think the stock price doesn't recognize a lot of that change, but you've struck a deal at the current price before you've unlocked all that value?

JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

Gregory J. Hayes - *United Technologies Corporation - Chairman, CEO & President*

So let me go back to this issue we talked about, relative valuation. As Mike Dumais and team, we put together the valuation for UTX aero legacy business, all of the good news that Bob has baked in here, all of the upside on aftermarket, all of the upside on cost reduction, all of the upside in Collin synergies, every single piece of the benefit that you've heard today from these businesses was baked into our relative DCF calculation.

Now keep in mind, we ended up at 57%-43%, we ended up with about $24 billion of debt on our side as part of that calculation as well. So I would tell you, we believe we've got full value for the intrinsic value of UTC relative to the intrinsic value of Raytheon. Now we can argue about that. I would tell you our stock price, I said this last week on TV, our stock price is clearly undervalued versus what we see as intrinsic value for UTC. I believe as we've gone through that same process with Raytheon, we can see they're way below their 52-week high, right, I think 20% or so...

Akhil Johri - *United Technologies Corporation - Executive VP & CFO*

Way below their intrinsic value.

Gregory J. Hayes - *United Technologies Corporation - Chairman, CEO & President*

Way below intrinsic value. So again, it's timing in life is everything. Would I have preferred to wait a year to have the currency of UTX? Of course. But the fact is, time is fleeting. And when Tom came to me with this proposal, we pushed back. We said we're too busy. It's hard to do. It's too hard. But at the end of the day, we convinced ourselves that the value that we were exchanging for the Raytheon shares for ours were a full and fair value for our aerospace business. So look, time will tell, right, whether or not we've made a good deal. I think, we all believe, the Board believes this is the right thing to do for shareowners over the long term.

Do you have another -- was there another part of that?

Noah Poponak - *Goldman Sachs Group Inc., Research Division - Equity Analyst*

Yes. I mean the first part was sort of on the -- I guess the dilution of the change in what's happening at Pratt from Raytheon. But I think you've addressed it. It sounds like basically you've price the A&D business and you let the market discover you on the other 2 [markets].

Gregory J. Hayes - *United Technologies Corporation - Chairman, CEO & President*

It will happen naturally, right, as we spin them. Other questions?

Carroll Lane - *United Technologies Corporation - VP of IR*

Carter?

***

Carter Copeland - Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & DefenseI sat on the front row, I guess it worked, [had Carroll’s eye]. So that was a very vintage UTC pitch, right? I’m just sort of building on Noah’s question here. And you’ve laid out some runway in the aerospace businesses there that’s clear that we’ve been trying to uncover. When you think about how the combined entity is going to have to run, I mean it’s -- these are big profit pools, big revenue pools, Raytheon is find me a contract that’s more than a couple of percentages of -- a couple of percentage points of total revenue. How do you put these 2 things together and make it run when you think about how you’ll incentivize employees? How you’re going to think about share development? And how does that impact that pitch that we just saw?Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & PresidentLook, I think we’re going to run Raytheon or I will run Raytheon the same way we run UTC today and that is by having not -- so we’ve got big businesses. We’ve got Bob’s. We’ve got Kelly’s. But what we really have under Bob is 3 other businesses. Under Kelly, we’ve got 6 businesses. All of the size, $3 billion to $5 billion that are manageable. And I think we’re going to do the same thing with the Raytheon portfolio.To your point, they’ve got 1,800 separate programs going on out there, you cannot manage that from the top. You’ve got to empower the people at the lowest possible levels. We have the customer contact to make the decisions for the customer that makes sense for that business. This is the thing here. Kelly and I, as we brought Collins into the fold, this is one of the guiding principles as we’ve set up the Collins aerospace organization is empower the people to make the decisions. If you’re looking for me to make all those decisions, it ain’t going to happen, right? It’s too slow, it’s too bureaucratic. The whole idea of the UTC philosophy here is empower the people at the lowest level to make the right decisions. Give them rope, let them take risk and reward each individual according to their own performance.Akhil Johri - United Technologies Corporation - Executive VP & CFOAnd in terms of integration, Carter, also I think we’re talking about minimal integration here in this scenario unlike some of the other acquisitions we’ve done in the integration savings that Kelly was talking about or what we got in Goodrich. Here, I think the effort is going to be in the technology space because we need to figure out how the technology organization is going to be structured so we can take advantage of the pieces from each business and leverage that across the enterprise. And then the second one would be at the corporate office level, right? So instead of having 2 CFOs, we’ll have one. Instead of having 2 legal counsels, there’ll be one. So I think that type of synergies you will get. But other than that, it’ll be each business will run on its own and it will get its own rewards and benefits.Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & PresidentRight, yes. Keep in mind, there’s not a lot of facilities to close here, right? This is not about [?] an awful bunch of people, this is -- in fact the businesses are all growing. And I think we’re adding 10,000 jobs this year, they’re adding 10,000. This is really about how do you focus the technology. At corporate office, to Akhil’s point, it’s different, all right? One plus one has to equal one. And so there will be job loss there. Most of that, I think, it’s taken up by either Otis or Carrier. Corporate offices are going to have to be stood up as well as other opportunities in the business. So a little bit different, but still we will maintain a focus on cost.Carroll Lane - United Technologies Corporation - VP of IROkay. We’ve got time for one more, and I think it’s going to go to Jon in the back of the room.      JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

   Jonathan Phaff Raviv - Citigroup Inc, Research Division - VPGreg, when this event sort of started, you talked a lot -- and all day you talked a lot about some of the changes going on with your commercial customers driving some behavior in the supply chain. Can you talk about -- can you have a conversation about that on the defense side as well? I’d ask Tom, but I know he’s busy closing deals right now. But your perspective on some of those changes happening on the defense customer side as well.Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & PresidentSo look, I think as we’ve had conversations at DoD down in Washington over the last week or so about this deal, the government -- the Department of Defense is looking for the contractors to make more investments in technologies. That’s clear. They’re putting more responsibility on the contractors, but they also want us to make more investments. And as Tom alluded to in this pitch, Raytheon in its size, $28 billion, is having a tough time competing because they didn’t have the resources to make the investments that they needed to be competitive with the rest of their peers in the defense space.This gives Tom scale. I think about $8 billion of R&D between the 2 companies. 60,000 engineers. We can decide where we’re going to invest, but we can invest in those programs at the Department of Defense level like hypersonics, like directed energy. Many of those other -- the AI world, that Tom was going to have a difficult time doing as a stand-alone business. So I think again, it’s -- they’ve got a great balance sheet, they’ve got a lot of opportunities, but the scale that we give to them is also as beneficial as the scale they give to us on the commercial side.All right. I want to thank everybody for joining us this morning. I know it’s a busy, busy week. We do have some refreshments out in the lobby here. The management will be around for about half an hour and then there are buses to the air show. Enjoy the show. Thank you so much for joining us this morning. Take care.        DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.©2019, Thomson Reuters. All Rights Reserved.    JUNE 17, 2019 / 7:00AM, UTX - United Technologies Corp Investor and Analyst Meeting at the Paris Air Show

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For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Raytheon Company operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of United Technologies’ and/or Raytheon Company’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of United Technologies’ shareowners and Raytheon Company’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the United Technologies’ shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of United Technologies’ and Raytheon Company’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including United Technologies’ integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon Company, United Technologies, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to United Technologies and United Technologies’ shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed United Technologies’ estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon Company and United Technologies and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on United Technologies’ resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Raytheon Company on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Raytheon Company assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed merger, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a joint proxy statement of United Technologies and Raytheon Company (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of United Technologies will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to United Technologies’ shareowners and Raytheon Company’s shareholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Raytheon Company. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon Company with the SEC may be obtained free of charge at Raytheon Company’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon Company by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

United Technologies and Raytheon Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Information about Raytheon Company’s directors and executive officers is available in Raytheon Company’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Raytheon Company as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.